KERYX BIOPHARMACEUTICALS, INC.

One Marina Park Drive, 12th Floor

Boston, MA 02210

December 2, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Johnny Gharib
Erin Jaskot

Re:	Keryx Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Filed on November 9, 2016, as amended on November 30, 2016
File No. 333-214513

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Keryx Biopharmaceuticals, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Tuesday, December 6, 2016, at 4:30 p.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Daniel T. Kajunski, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, telephone (617) 348-1715.

Thank you very much.

Very truly yours,

Keryx Biopharmaceuticals, Inc.

/s/ Gregory P. Madison

Gregory P. Madison

Chief Executive Officer

cc:	Securities and Exchange Commission
Suzanne Hayes, Assistant Director
Johnny Gharib
Erin Jaskot

Keryx Biopharmaceuticals, Inc.
Scott A. Holmes
Brian Adams

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Daniel T. Kajunski, Esq.